UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Vigil Neuroscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92673K108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hatteras Venture Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person PN

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hatteras Venture Advisors VI, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person OO

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John C. Crumpler
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person IN

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Clay B. Thorp
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 3,000
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 3,000
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person IN

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Douglas Reed
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person IN

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Robert Ingram
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person IN

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Christy Shaffer
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person IN

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John M. Dial
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person IN

CUSIP No. 92673K108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Jeffrey Terrell
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,562,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,562,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person IN

CUSIP No. 92673K108

Item 1(a)	Name of Issuer

Vigil Neuroscience, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

1 Broadway, 7th Floor, Suite 07-300, Cambridge, Massachusetts 02142

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by:

Hatteras Venture Partners VI, L.P. (“HVP VI”)

Hatteras Venture Advisors VI, LLC (“HVA VI”)

John C. Crumpler

Clay B. Thorp

Douglas Reed

Robert Ingram

Christy Shaffer

John M. Dial

Jeffrey Terrell

(collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

280 S. Mangum Street, Suite 350, Durham, North Carolina 27701.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:

HVP VI — Delaware

HVA VI — North Carolina

John C. Crumpler — USA

Clay B. Thorp — USA

Douglas Reed — USA

Robert Ingram — USA

Christy Shaffer — USA

John M. Dial — USA

Jeffrey Terrell — USA

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number

92673K108

CUSIP No. 92673K108

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a) The Reporting Persons, with the exception of Mr. Thorp who beneficially owns an aggregate of 1,565,578 shares of the Issuer’s Common Stock due to shares he holds personally, are the beneficial owners of an aggregate of 1,562,578 shares of Common Stock, which represents 4.4% of the Issuer’s outstanding Common Stock based upon 35,581,091 shares outstanding on October 31, 2022 as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022 as filed with the Securities and Exchange Commission on November 10, 2022.

HVA VI is the general partner of HVP VI. The shares are held directly by HVP VI. The shares held by HVP VI are indirectly held by the individual managing members of the general partners, HVA VI (the “GP Managing Members”). The GP Managing Members are John C. Crumpler, Clay B. Thorp, Douglas Reed, Robert Ingram, Christy Shaffer, John M. Dial and Jeffrey Terrell. The GP Managing Members may share voting and dispositive power over the securities directly held by HVP VI.

(b) Percent of class:

HVP VI — 4.4%

HVA VI — 4.4%

John C. Crumpler — 4.4%

Clay B. Thorp — 4.4%

Douglas Reed — 4.4%

Robert Ingram — 4.4%

Christy Shaffer — 4.4%

John M. Dial — 4.4%

Jeffrey Terrell — 4.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

HVP VI — 1,562,578

HVA VI — 1,562,578

John C. Crumpler — 1,562,578

Clay B. Thorp — 1,565,578

Douglas Reed — 1,562,578

Robert Ingram — 1,562,578

Christy Shaffer — 1,562,578

John M. Dial — 1,562,578

Jeffrey Terrell — 1,562,578

(iii) Sole power to dispose or to direct the disposition of: 0

CUSIP No. 92673K108

(iv) Shared power to dispose or to direct the disposition of:

HVP VI — 1,562,578

HVA VI— 1,562,578

John C. Crumpler — 1,562,578

Clay B. Thorp — 1,565,578

Douglas Reed — 1,562,578

Robert Ingram — 1,562,578

Christy Shaffer — 1,562,578

John M. Dial — 1,562,578

Jeffrey Terrell — 1,562,578

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A –Agreement Regarding the Joint Filing of Schedule 13G

CUSIP No. 92673K108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

HATTERAS VENTURE PARTNERS VI, L.P.

By:	Hatteras Venture Advisors VI, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE ADVISORS VI, LLC

By:	/s/ Clay B. Thorp
Manager

/s/ John C. Crumpler
John C. Crumpler

/s/ Clay B. Thorp
Clay B. Thorp

/s/ Douglas Reed
Douglas Reed

/s/ Robert Ingram
Robert Ingram

/s/ Christy Shaffer
Christy Shaffer

/s/ John M. Dial
John M. Dial

/s/ Jeffrey Terrell
Jeffrey Terrell